As Filed with the Securities and Exchange Commission on March 19, 1998


                                                      Registration No. 333-44883


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------
                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                                   -----------


                               EA INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)
                                   -----------

          New Jersey                                       21-0606484
-------------------------------                     ---------------------------
(State or other jurisdiction of                     (I.R.S. Identification No.)
incorporation or organization)

                              185 Monmouth Parkway
                     West Long Branch, New Jersey 07764-9989
                                 (908) 229-1100
                     ---------------------------------------
                        (Address, including zip code, and
                        telephone number, including area
                         code, of registrant's principal
                               executive offices)

                            Richard P. Jaffe, Esquire
                              Mesirov Gelman Jaffe
                                Cramer & Jamieson
                         1735 Market Street, 38th Floor
                           Philadelphia, PA 19103-7598
                                 (215) 994-1046
                         -------------------------------
                            (Name, address, including
                         zip code, and telephone number,
                          including area code, of agent
                                  for service)
                  ---------------------------------------------

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]


If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]



                                            Calculation of Registration Fee
======================================================================================================================
     Title of each class of                              Proposed Maximum      Proposed maximum
        securities to be             Amount to be       offering price per   aggregate offering        Amount of
           registered                 registered               unit                 price          Registration Fee
----------------------------------------------------------------------------------------------------------------------

          Common Stock                    188,065 (2)                (1)
----------------------------------------------------------------------------------------------------------------------


          Common Stock                  1,069,257 (3)                (1)
----------------------------------------------------------------------------------------------------------------------


          Common Stock                    480,000 (4)                 -                    N/A                 N/A
----------------------------------------------------------------------------------------------------------------------

Total Registration Fee                                                                                  $4,544.39
======================================================================================================================



(1) Determined pursuant to Rule 457(c) under the Securities Act of 1933, as amended ("Securities Act"), solely for purposes of calculation of the registration fee, based upon the average of the high and low prices reported in the consolidated reporting system on January 22, 1998.


(2) Represents 188,065 shares of the Company's Common Stock into which certain convertible subordinated debentures (the "9% Debentures") in the aggregate principal amount of $282,098 issued by the Company in May and June 1996 to the named Selling Securityholders (or to other persons who have transferred their Convertible Debentures to the named Selling Securityholders) are convertible. For purposes of determining the number of shares of the Company's Common Stock issuable upon conversion of the Convertible Debentures to include in this registration statement, the Company assumed a conversion price of $1.50 per share. The actual number of shares of Common Stock to be issued upon conversion of the Convertible Debentures will be equal to: the principal amount of the Convertible Debentures converted divided by a conversion price per share equal to the lesser of (i) eighty percent (80%) of the average the closing price of the Company's Common Stock as traded on the NYSE for the five days immediately preceding the date of notice of conversion to the Company, or (ii) $1.50. The actual number of shares included in this registration statement equals that number of shares of Common Stock issued upon conversion of the Convertible Debentures in accordance with the conversion price described above. In accordance with Rule 416 under the Securities Act, this Registration Statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon the conversion of the 9% Debentures to prevent dilution resulting from stock splits, stock dividends or similar transactions by reason of changes in the conversion price as aforesaid.


(3) Represents the maximum shares issuable in connection with the purchase of Service Assembly, Inc. by the Company. The actual number of shares issued in connection with such purchase will be determined based on the trading price of the Company's Common Stock at closing of the acquisition of SAI and the guarantee described in "The Company - Other Developments - Acquisition of SAI."


(4) Represents 480,000 shares of Common Stock into which certain 10% Series B Convertible Notes are convertible and interest thereon which may be paid in stock. The notes are convertible at the option of the holder after January 1, 1998, into shares of Common Stock of the Company at a conversion price of $2.50 per share. In accordance with Rule 416 under the Securities Act, this Registration Statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon the conversion of the 9% Debentures to prevent dilution resulting from stock splits, stock dividends or similar transactions by reason of changes in the conversion price as aforesaid.


 ------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

              CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                       OF INFORMATION REQUIRED BY FORM S-3
                     FILED AS PART OF REGISTRATION STATEMENT




Item
Number
in Form
S-3         Item Caption in Form S-3                                     Caption in Prospectus
-------     ------------------------                                     ---------------------
 1          Forepart of Registration Statement and Outside Front         Cover Page
            Cover Page of Prospectus

 2          Inside Front and Outside Back Cover Pages of Prospectus      Inside Front Cover Page; Table of
                                                                         Contents

 3          Summary of Information, Risk Factors and Ratio of Earnings   The Company; Risk Factors; and
            to Fixed Charges                                             Selected Consolidated Financial Data

 4          Use of Proceeds                                              Use of Proceeds

 5          Determination of Offering Price                              Cover Page

 6          Dilution                                                     Inapplicable

 7          Selling Security Holders                                     Plan of Distribution and Selling
                                                                         Securityholders

 8          Plan of Distribution                                         Plan of Distribution and Selling
                                                                         Securityholders

 9          Description of Securities to be Registered                   Inapplicable

 10         Interests of Named Experts and Counsel                       Legal Matters

 11         Material Changes                                             The Company

 12         Incorporation of Certain Documents by Reference              Incorporation of Certain Information
                                                                         by Reference

 13         Disclosure of Commission Position on Indemnification for     Indemnification of Directors and
            Securities Act Liabilities                                   Officers

                              AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

The Company's Common Stock is listed on the NYSE, 11 Wall Street, New York, New York 10005. Information regarding the Company is also available at the NYSE.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


The Company's Annual Report on Form 10-K for the year ended December 31, 1997, Proxy Statement dated July 23, 1997 filed in connection with the Company's 1997 Annual Meeting of Stockholders, Proxy Statement dated March 9, 1998, filed on March 13, 1998, Form 8-K filed on December 18, 1996, Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1997, the Quarterly Report on Form 10-Q for the quarterly period ended June 28, 1997, and the Quarterly Report on Form 10-Q for the quarterly period ended September 27, 1997 are incorporated herein by reference and made a part hereof.


All documents filed subsequent to the date of this Prospectus by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering described in this Prospectus shall be deemed to be incorporated in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, on the oral or written request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) of any and all information that has been incorporated by reference in this Prospectus. Written or telephone requests for such information should be directed to Shareholder Relations, EA Industries, Inc., 185 Monmouth Parkway, West Long Branch, New Jersey 07764-9989, telephone: (732) 229-1100.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                              SUBJECT TO COMPLETION


                   PRELIMINARY PROSPECTUS DATED MARCH 19, 1998

Prospectus
                                1,737,322 Shares




                               EA INDUSTRIES, INC.

                                  Common Stock

This Prospectus relates to the offer for sale of shares of common stock (the "Shares") of EA Industries, Inc. (the "Company" or "EAI") from time to time after the date hereof by the holder of certain 10% Series B Convertible Notes (hereinafter defined) (the "Series B Holder"), certain holders of 9% Convertible Subordinated Debentures (hereinafter defined) (the "9% Holders") and certain shareholders of Service Assembly, Inc. ("SAI") who will be receiving shares of Common Stock of the Company in connection with the Company's acquisition of SAI (the "SAI Holders") (the Series B Holders, the 9% Holders and SAI Holders are collectively referred to as the "Selling Securityholders" and individually as a "Selling Securityholder"). The Company will not receive any portion of the proceeds from the sale of the Shares offered hereby. See "Plan of Distribution and Selling Securityholders."

THE SECURITIES BEING SOLD HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE
OF RISK. THE COMPANY HAS EXPERIENCED LOSSES FOR THE PAST SEVEN YEARS. SEE "RISK FACTORS" COMMENCING ON PAGE 2 OF THIS PROSPECTUS.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
             AND EXCHANGE COMMISSION (THE "COMMISSION") NOR HAS THE
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                    OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

The Shares will be offered by the Selling Securityholders or their donees, pledgees, transferees or other successors in interest for resale by this Prospectus from time to time after the date hereof in one or more transactions on the New York Stock Exchange ("NYSE"), in negotiated transactions, or private transactions, or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions (which compensation may be in excess of customary commissions). Any broker-dealers that participate in the distribution of the Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of Shares sold by them might be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act"). Each of the Selling Securityholders may also be deemed to be an underwriter as defined in the Securities Act.


The Company's common stock (the "Common Stock") is traded on the NYSE under the symbol EA. However, as a result of, among other things, continuing losses, the Company has been informed by the NYSE that it does not meet certain of the NYSE's requirements for continued listing of its shares of Common Stock. Although the NYSE has not taken any affirmative action to delist the Common Stock, it has reserved the right to do so. See "Risk Factors." On March 17, 1998, the last reported sale price of the Common Stock as reported by the NYSE was $6.50.


The expenses relating to the offering are estimated to be $15,044.39 all of which will be paid by the Company.


                 The Date of this Prospectus is March 19, 1998.

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Securityholders. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy, nor shall there be any sale of these securities by anyone in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such State, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.


                                TABLE OF CONTENTS



RISK FACTORS                                                                  2
THE COMPANY                                                                   9
USE OF PROCEEDS                                                              18
SELECTED CONSOLIDATED FINANCIAL DATA                                         19
DESCRIPTION OF CAPITAL STOCK                                                 20
PLAN OF DISTRIBUTION AND SELLING SHAREHOLDERS                                21
LEGAL MATTERS                                                                23
EXPERTS                                                                      23
INDEMNIFICATION OF DIRECTORS AND OFFICERS                                    23



                                  RISK FACTORS

The following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Shares offered hereby.


Except for historical matters contained in this Prospectus, statements made in this Prospectus, including, without limitation, statements relating to financial projections, operating losses, cash flow requirements, additional capital needs, and current litigation contained in the following risk factors, are forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that these forward-looking statements reflect numerous assumptions and involve risks and uncertainties which may cause actual results to differ materially from these forward-looking statements, including loss of current customers, reduction in orders from current customers, or delays in ordering by current customers, failure to obtain anticipated contracts or orders from new customers, or expected order volume from such customers, failure to obtain financing, higher material or labor costs than anticipated, unfavorable results in litigation against the Company, economic, competitive, technological, governmental, and the other factors discussed in the following risk factors and in the Company's filings with the Commission, including but not limited to, its Annual Report on Form 10-K for the year ended December 31, 1997. Proxy Statement dated July 23, 1997, and Quarterly Reports on Form 10-Q for the quarterly periods ended March 29, 1997, June 28, 1997 and September 27, 1997.

Absence of Profitable Operations

The Company has not had a profitable year since 1990. There can be no assurance that the Company's results of operations will improve or that the Company will be profitable in the future.

History of Losses


The Company has incurred significant losses in each of the last seven years and for the year ended December 31, 1997 resulting in an accumulated deficit of approximately $91 million as of December 31, 1997. In addition, the Company had negative cash flows from continuing operations in each of the last seven years.


Delisting of the Company's Common Stock from Trading on the New York Stock Exchange

The Company's Common Stock is currently listed and trading on the NYSE, however, since September 11, 1991, the Company has not been in compliance with one or more of the criteria necessary for continued listing on the NYSE. As of the date of this Prospectus, the Company believes that it is in compliance with all of the NYSE's continued listing criteria, with the exception of the minimum net tangible assets available to Common Stock of $12,000,000 and minimum average earnings of $600,000 for each of the last three fiscal years. The NYSE has informed the Company each time that it listed additional shares on the NYSE between March 1995 and January 1998, and in correspondence in December 1997, that it was considering the appropriateness of continued listing of the Company's Common Stock. Management of the Company have discussed this issue with the NYSE during a series of meetings and phone conferences from September 1991 through January 1998. The NYSE has indicated that continued listing is dependent, among other factors, upon the Company achieving the results set forth in the business plan submitted to the NYSE. The Company has achieved such results in all material respects to date, although no assurance can be given that it will continue to meet such goals in the future. If the Company's Common Stock is delisted from the NYSE, it could have a material adverse effect on the price and liquidity of the Company's Common Stock and the Company's ability to raise capital from the sale of equity.

In the event that the Company's Common Stock is delisted from the NYSE, it could seek to list its Common Stock on the National Association of Securities Dealers Inc.'s Automated Quotation System ("NASDAQ") or on another exchange. Although the Company believes that it is currently eligible for listing on the NASDAQ Small-Cap Market System (but not on the NASDAQ National Market System), there can be no assurance that the Company would be eligible for listing its Common Stock on NASDAQ or any exchange at such time. If the Company would be ineligible to list its Common Stock on NASDAQ or any other exchange at such time, there would be no established trading market for the Company's Common Stock except as may be established in the National Association of Securities Dealers Inc.'s OTC Bulletin Board Service or in the "pink sheets," which could have a material adverse effect on the price and liquidity of the Company's Common Stock. In addition, the Company's Common Stock could then become subject to the Commission's "penny stock" rules which regulate broker-dealer sales practices. Such rules could restrict the ability of broker-dealers to sell the Company's Common Stock, which could also have a material adverse effect on the price and liquidity of the Company's Common Stock.

Working Capital Needs and Liquidity Problems

As described above, the Company has incurred significant losses and had negative cash flows from operations in each of the last seven years. In order to continue operations, the Company has had to raise additional capital to offset cash utilized in operating and investing activities. The Company raised approximately $37 million from December 1995 through the date of this prospectus, from the issuance of Common Stock, the exercise of stock options and warrants, the sale of shares of common stock of Aydin Corporation, borrowings, and the sale of convertible notes and debentures.

While operating losses and negative cash flows were substantial through the first half of 1997, the Company's results improved in the second half of 1997.

The Company's projections with respect to cash needs are based on its forecasts of the results of operations at Tanon and expenses of EAI. If the Company's results of operations at Tanon are significantly below forecasts, or expenses at EAI are greater than expected, this would raise doubts about the Company's ability to continue its operations without raising additional capital or a significant financial restructuring, which could include a major reduction in general and administrative expenses and liquidation of assets involving sale of all or part of Tanon. There can be no assurance that such restructuring would enable the Company to continue its operations or that the Company would be successful in raising additional capital. The financial statements do not reflect any adjustments that might result from the restructuring and other measures being unsuccessful. See "The Company -- Results of Operations."


Limitations on Dividend Payments

The Company has not had a profitable year since 1990 and there have been no cash dividends declared since 1956 and no stock dividends declared since 1966. If the Company were to become profitable, it would expect that all of such earnings would be retained to support the business of the Company. Accordingly, the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Moreover, certain financial covenants set forth in the Company's current loan agreement prohibit the Company from paying cash dividends.

Dependence on a Limited Number of Customers and the Electronics Industry


Approximately eighty three percent (83%) of the Company's net sales during the year ended December 31, 1997 were derived from customers which were also customers of the Company during 1996. In 1997, the customers which accounted for more than 10% of the Company's net sales were Advanced Fibre Communications, Inc. ("AFC"), and Dialogic Corporation, which accounted for 35%, and 13% of net sales, respectively. None of the customers of the Company have a long term contractual obligation to make purchases from the Company. Since customer contracts can be canceled and purchase levels can be changed or purchases delayed at any time, the timely replacement of canceled, delayed or reduced contracts with new orders cannot be assured. In addition, substantially all of the Company's customers are in the computer, telecommunications and electronics industries which are each subject to rapid technological changes. Such technological changes could have a material adverse effect on the Company's major customers which, in turn, could have a material adverse effect on the Company's results of operations. The loss of one or more of these customers could have a material adverse effect on its operations.

Potential Loss of Largest Customer

The Company has been informed by its largest customer, AFC, that it intends to move the production of most of the components assembled by Tanon to facilities outside of the United States, which have lower labor costs. During 1997, approximately $26.6 million of revenue from that customer was included in the Company's Net Sales. If AFC is successful in implementing a move offshore, sales to that customer of the product lines currently assembled by Tanon will decrease significantly in the second and third quarter of 1998, and will continue to decrease into 1999. See "The Company -- Results of Operations."

Shortage of Parts in Electronics Industry

The Company relies on third-party suppliers for components which it uses in its assembly processes. At various times in the electronics industry there have been shortages of these kinds of components. If shortages should occur in the future, the Company might be forced to delay manufacturing and shipments, which could have a material adverse effect on the Company's results of operations. In such cases, the Company often partially assembles a product and holds it in inventory until the parts for which there was a shortage become available. This increases the inventory costs of the Company which decreases its income and strains its capital resources. In addition, shipment delays defer sales by the Company to later time periods.

Competition

The Company competes with numerous domestic and offshore contract manufacturers as well as the in-house manufacturing capabilities of certain of its existing and potential customers. Some of the Company's competitors have substantially greater manufacturing, financial and marketing resources than the Company. The Company believes that the significant competitive factors in contract manufacturing are technology, quality, service, price and ability to deliver finished products on a timely and reliable basis. The Company's inability to compete effectively in any of these areas could have a material adverse effect on the Company's business.

Environmental Compliance

The Company is subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during its manufacturing process. Any failure by the Company to comply with present and future regulations could restrict the Company's ability to expand its facilities or require the Company to acquire costly equipment or to incur other expenses to comply with environmental regulations, or incur fines and penalties. In addition, there is one lawsuit presently pending which involves environmental claims against EAI, namely, the Lemco Associates lawsuit. See "The Company - Legal Proceedings."

Dependence on Key Executives - Management Continuity

The Company is continually assessing and evaluating its management team. The Company is and will continue to be dependent upon the ability and experience of its executive officers and key managers of Tanon, its operating subsidiary. In addition, over the past few years, a number of executives and directors have resigned from time to time (see "The Company - Other Developments - Resignations; Election of New Board of Directors"). There can be no assurance that the Company will be able to retain experienced management. If, for any reason, the Company is unable to retain such management, the Company's operations could be adversely affected.

Possible Volatility of Stock Price

The trading price of the Company's Common Stock has historically been volatile and in the future could be subject to significant fluctuations in response to variations in quarterly operating results, general conditions in the electronics industry, general conditions in the economy and other factors, including the relatively small number of shares held publicly.

Limitation of Net Operating Loss Carry-forward


An annual limitation of approximately $4.9 million on the ability to utilize a portion of the Company's net operating loss carry forward for Federal income tax purposes, which amounted to approximately $66.1 million as of December 31, 1997, has resulted from stock ownership changes exceeding certain thresholds as defined in Section 382 of the Internal Revenue Code of 1986 (the "Code"). Further limitations may occur if additional stock ownership changes occur which exceed certain thresholds as defined by Section 382 of the Code.


Future Sales of Common Stock


At March 8, 1997, the Company had approximately 10.5 million shares of Common Stock outstanding substantially all of which shares are covered by effective registration statements, or are saleable pursuant to exemptions from registration. In addition to the shares covered by this Registration Statement, the Company has outstanding (i) Convertible Debentures or Notes convertible into at least 1.4 million shares of Common Stock (see "The Company - Recent Developments - Capital Raised" for a more complete discussion of such Debentures and Notes), (ii) approximately 1.8 million outstanding warrants at exercise prices ranging from $1.50 per share to $32.50 per share, (iii) approximately 3.3 million outstanding options at prices ranging from $2.25 to $30.80 per share, under various vesting schedules and (iv) warrants and convertible notes, exercisable or convertible subject to shareholder approval, representing approximately 2 million shares of Common Stock. Possible or actual sales made under Rule 144, pursuant to exemptions under the Securities Act, or pursuant to registration rights, of the aforementioned shares of Common Stock, shares issuable upon exercise of options, or warrants, or upon conversion of convertible notes or debentures, including without limitation, the Shares issuable upon conversion of the 9% Debentures, may have a material adverse effect upon the market price of the Company's Common Stock. Further, shares issuable under all of the Company's convertible debentures and notes, and certain of the warrants and options are convertible into shares of Common Stock at a conversion or exercise price which is significantly less that the current market price of the Company's Common Stock, which may also have a material adverse effect on the market price of the Company's Common Stock prior to conversion.

Possible Issuances of Preferred Stock

Shares of Preferred Stock of the Company may be issued by the Board of Directors of the Company, without shareholder approval, on such terms as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Moreover, although the ability to issue Preferred Stock may provide flexibility in connection with possible acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of the Company. The Company has no outstanding Preferred Stock.

Provisions with Possible Anti-Takeover Effect


The provisions of New Jersey law, the Company's Certificate of Incorporation and By-Laws could delay or impede the removal of incumbent directors and could make a merger, tender offer or proxy contest involving the Company more difficult, even if such event could be beneficial to the interests of the stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for the Company's Common Stock. See "Description of Capital Stock - Provisions with Possible Anti-Takeover Effect."

                                   THE COMPANY

General

The Company, through its wholly-owned subsidiary, Tanon Manufacturing, Inc. ("Tanon"), is engaged principally in the business of providing contract electronic manufacturing services ranging from the assembly of printed circuit boards to the complete procurement, production, assembly, test and delivery of entire electronic products and systems. Tanon was acquired by the Company on January 4, 1995. References to the Company with respect to any time period after January 3, 1995 shall be deemed to include Tanon unless the context otherwise requires.

The Company manufactures over 1,500 different assemblies which are incorporated into product lines of over 30 different companies. The Company provides its services primarily to manufacturers of: micro, mini and mainframe computers; computer peripheral equipment; high quality graphic equipment; office equipment; telecommunications equipment; consumer appliances, industrial tools and measuring devices.

The Company has invested in new manufacturing equipment to accommodate the increased business for surface mount technology ("SMT") equipment. The SMT process is increasingly replacing the older, through-hole technology previously utilized in the assembly of printed circuit boards. SMT allows for production of a smaller circuit board, with greater component and circuit density, resulting in increased performance. Management believes that SMT will continue to constitute an increasing percentage of printed circuit board production and assembly.

The Company, through a 52.3% owned subsidiary, Electronic Associates Technologies Israel, Ltd. ("EATI"), formed a joint venture (the "Joint Venture" or "ITI") with IAI in August 1995 to review, evaluate and exploit the commercial potential of products based on non-military technologies developed by IAI. For information on the current status of the joint venture, see "The Company - Other Developments."

Results of Operations


Overview. During 1997, the Company's sales decreased to approximately $76,511,000 from approximately $81,625,000 in 1996. The year to year decrease is attributable to decreased sales in the first half of 1997, which decreased approximately $15,111,000 (33%) from the sales during the first half of 1996. Revenues for the second half of 1997 increased approximately $9,997,000 (28%) from the sales during the second half of 1996. Cost of sales decreased in total value but increased 0.2% as a percentage of sales to 99.6% of sales. Selling, general and administrative expenses also decreased both in total value and as a percentage of sales.

The Company had a net loss of approximately $18,062,000 for 1997, which included non-recurring charges of approximately $7,600,000, an inventory adjustment of approximately $1,500,000 and a gain on the sale of common stock of Aydin Corporation of approximately $821,000. This compared with a net loss of approximately $29,954,000 for 1996, which included non-recurring charges of approximately $12,400,000.

In October 1996, the Company adopted a plan to refocus on its core business of contract manufacturing, and the Company has continued to update and implement that plan. The key elements of that plan are (i) concentrating the capital resources of the Company in Tanon, (ii) selling or otherwise disposing of the Company's interests in BarOn and ITI, (iii) using the Company's holdings in Aydin Corporation to provide funding for Tanon and the Company and (iv) attempting to increase revenues and improve profit margins in Tanon by focusing on sales and margins, improving purchasing and inventory management and expanding the range of services provided by Tanon. BarOn is currently in liquidation proceedings and a receiver has been appointed in Israel to direct those proceedings.


     A substantial portion of the convertible securities issued by the Company are currently payable on demand or are due within one year. This includes certain 6% Notes, the Convertible Notes and the Amended Series A Notes (See Capital Raised), representing approximately $8.3 million in debt. The Company has filed a registration statement covering the shares issuable upon conversion of the 6% Notes. When that registration statement is declared effective, such notes will no longer be payable upon demand, and the Company expects those notes to be converted into equity in accordance with their terms. The Company has also scheduled a meeting of its shareholders for March 31, 1998 to approve of the revised terms of the Convertible Notes and the Amended Series A Notes. Assuming that the shareholders approve of such terms, such notes will no longer be payable upon demand, and the Company expects those notes to be converted into equity in accordance with their terms.

     The Company is forecasting a significant increase in sales for 1998 over 1997 based on improved sales and marketing including sales to new customers representing contracts signed in the second half of 1997, sales to existing customers and additional new customers. Management believes this increase will result in an improvement in cash flows from operations. In the past few years, the Company has extended the time in which it pays its payable to conserve its capital resources and to allow the Company to concentrate such resources on the costs associated with growth. Management of the Company has concluded that it would be advisable to increase its capital resources that would be available for contingencies and to bring the Company's timing on payment of payables to a level more consistent with standard practice in its industry. The Company may seek to raise additional debt or equity in the second or third quarters of 1998 to accomplish these goals. The Company expects, however, that available funds under the Schroder Loan Facility together with its available capital resources would be sufficient to fund its ongoing operations in a fashion consistent with its past practices, excluding any acquisitions made with cash. In addition, continued expansion of the Company's customer base and execution of its strategy to become a full service provider by expanding "Tanon Express", internal development of additional service offerings, and select national and/or international acquisitions would also enhance cash flow. The Company's independent public accountants have issued their opinion in respect to the Company's 1997 Financial Statements modified with respect to uncertainties regarding the ability of the Company to continue as a going concern. The Financial Statements do not incorporate any adjustments relating to the recoverability of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern. There can be no assurance that management will be successful in implementing its plans, obtaining additional capital or achieving the results contained in their current plans and forecasts.

     Except for historical matters contained in this Prospectus, statements made in this Prospectus are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that these forward-looking statements reflect numerous assumptions and involve risks and uncertainties which may affect the Company's business and prospects and cause actual results to differ materially from these forward-looking statements, including loss of current customers, reductions in orders from current customers, or delays in ordering by current customers, failure to obtain anticipated contracts or orders from new customers, or expected order volume from such customers, failure to obtain financing, higher material or labor costs, unfavorable results in litigation against the Company, economic, competitive, technological, governmental, and other factors discussed in the Company's filings with the Securities and Exchange Commission.


Most of the Company's sales are to industrial companies which use the Company's contract electronic manufacturing services to manufacture products for a variety of high-technology applications, including those for computers, telecommunications devices, high-quality graphics, and medical testing devices.


Approximately eighty three percent (83%) of the Company's net sales during the year ended December 31, 1997 were derived from customers which were also customers of the Company during 1996. In 1997, the customers which accounted for more than 10% of the Company's net sales were Advanced Fibre Communications, Inc. ("AFC"), and Dialogic Corporation, which accounted for 35%, and 13% of net sales, respectively. The Company has been successful in 1997 in broadening its customer base, thereby reducing its dependence on a few large customers. None of the customers of the Company have a long term contractual obligation to make purchases from the Company. Since customer contracts can be canceled and purchase levels can be changed or purchases delayed at any time, the timely replacement of canceled, delayed or reduced contracts with new orders cannot be assured. In addition, substantially all of the Company's customers are in the computer, telecommunications and electronics industries which are each subject to rapid technological changes. Such technological changes could have a material adverse effect on the Company's major customers which, in turn, could have a material adverse effect on the Company's results of operations. The loss of one or more of these customers could have a material adverse effect on its operations. The Company maintains continuous dialog with all of its customers to ensure satisfactory quality and an on-time delivery service. Also, the Company's marketing programs are focused to identify and develop opportunities to provide contract electronic manufacturing services to new customers. In 1997, the Company expanded its customer base from 18 to 29 customers.

The Company has been informed by its largest customer, AFC, that it intends to move the production of most of the components assembled by Tanon to facilities outside of the United States, which have lower labor costs. The customer has implemented such a move on two prior occasions on a trial basis , but has been unsatisfied with the quality, timeliness or responsiveness of the contract manufacturers that it used. During 1997, approximately $26.6 million of revenue from that customer was included in the Company's Net Sales. If AFC is successful in implementing a move offshore, sales to that customer of the product lines currently assembled by Tanon will decrease significantly in the second and third quarter of 1998, and will continue to decrease into 1999. The Company has been conducting discussions with this customer to obtain additional new business from this customer. Management of the Company believes that the decrease in sales will be more than offset by sales to new customers and sales of additional products to AFC, however, no assurance can be given that the expected increases in sales will occur and be reflected in the Company's operating results.


Historically, the Company has had substantial recurring sales from existing customers. Current marketing efforts are aimed at, and have been successful in obtaining, long-term relationships with new customers, as well as maintaining its current customer base. Although the Company believes that its relations with its customers are good and that their business will continue, specific purchase orders are generally of less than one year in duration, and there is no assurance that future orders will be obtained. The volume of contract manufacturing business also depends upon the success of customers' sales.

The Company employs a variety of marketing techniques for the sale of its services, including direct sales efforts by an in-house sales force, and the utilization of independent sales representatives.


The Company's backlog consists of purchase orders which typically are shipped within twelve months from time of receipt of the order. Because purchase orders may be accelerated or deferred by rescheduling or canceled by payment of cancellation charges, backlog does not necessarily reflect future sales levels. The Company's backlog at the end of 1997 was approximately $54 million. The Company's consolidated backlog at December 31, 1996 was approximately $28 million.


The Company typically receives orders from its customers on a flexible schedule to meet the sales/delivery schedule to the ultimate consumer. These purchase orders specify delivery of product over periods ranging from as short as 30 days or as long as a year and are adjusted as the sales by the Company's customers to ultimate consumers change. The amount of inventory produced and stored on behalf of customers also varies from time to time. Consequently, the Company's backlog at the end of a period is not necessarily indicative of future shipments to those customers.

The shares of the Company's Common Stock have been continuously listed for trading on the NYSE since 1962; however, the Common Stock presently does not meet the NYSE's requirements for continued listing. See "Risk Factors."

The Company's principal executive offices are located at 185 Monmouth Parkway, West Long Branch, New Jersey 07764-9989, and its telephone number is (732) 229-1100.

Other Developments

On January 16, 1995, the Company acquired an equity interest in BarOn, a privately-owned Israeli corporation based in Haifa, Israel. BarOn is a development stage company which has developed and was in the process of commercializing an electronic computer input device that can directly digitize handwriting in a variety of languages, from any surface. During the fourth quarter of 1996 the Company determined that its investment and advances to BarOn were unrecoverable and charged those amounts to expense. BarOn is currently in liquidation proceedings and a receiver has been appointed in Israel to direct those proceedings.

On August 8, 1995, the Company, through a 52.3% owned subsidiary, EATI, entered into a Joint Venture Agreement with IAI to review, develop and exploit non-classified technological applications developed by IAI. The Company has decided to sell or otherwise dispose of its interest in the Joint Venture. The Joint Venture has been classified as an unconsolidated subsidiary held for sale.


On May 6, 1996, the Company purchased 596,927 shares of the common stock of Aydin Corporation ("Aydin") (NYSE; ASD), representing approximately 11.64% of the outstanding common shares of Aydin. During May 1996, the Company initiated discussions with the Board of Directors of Aydin concerning a possible merger or other combination with Aydin. After due diligence and numerous discussions, the Company made an offer to merge with Aydin, however, Aydin's Board of Directors rejected the Company's final offer. The Company withdrew its offer on October 8, 1996 and terminated discussions with Aydin. During the fourth quarter of 1996 the Company decided to sell its investment in Aydin and wrote down the investment to its estimated net realizable value of $5,605,000. At that time, the approximate trading price for the Aydin common stock was $9.375 per share. In May and June 1997, the Company sold its entire investment in Aydin for approximately $6,425,000.


On December 23, 1996, the Company's contract manufacturing subsidiary, Tanon, signed a binding letter of intent to acquire Tri-Star Technologies, Inc. ("TriStar") and in January, 1997 placed an initial non-refundable deposit of $1.0 million toward the purchase of Tri-Star. In May, 1997 the Company and Tri-Star mutually agreed to terminate the acquisition discussions and the $1.0 million deposit was written off to Other Expenses.

 As a result of the decisions to sell its interest in the Joint venture with IAI, cease making advances to BarOn Technologies, Ltd. (in which the Company owns a one-third interest), discontinue the business combination discussions with Aydin and to refocus its resources on the business of providing contract manufacturing services, the Company determined in the second quarter of 1997 that it would be necessary to restructure its senior management and Board of Directors. In addition, the Company has closed its Philadelphia office and consolidated the activities previously handled at such office, and the staff at such office, with the offices of Tanon in West Long Branch, New Jersey.

Acquisition of SAI. The Company has agreed to purchase Service Assembly, Inc. ("SAI"), which is based in Wareham, Massachusetts, outside of Boston. The Company has agreed to pay $3,742,000 (the "Purchase Price") for SAI by delivering shares of its common stock to the owners of SAI (the "SAI Shareholders") and has agreed to register such shares on this Form S-3 for resale by the SAI Shareholders.

The Company has agreed to guarantee that the aggregate proceeds received by the SAI Shareholders during the twenty trading days after effectiveness of this Registration Statement is equal to the Purchase Price. This guarantee will determine the number of shares issued in payment of the Purchase Price. The Company is in no event obligated to issue more than 1,069,257 shares to satisfy this guarantee. If at the end of the guarantee period the Company would be obligated to issue more than this number of shares, the SAI Shareholders may elect (i) to deliver to the Company all proceeds they received from the sale of shares of EA stock and to rescind the sale of SAI or (ii) to retain the maximum of 1,069,257 shares of EA stock in full satisfaction of the Purchase Price.



SAI's net sales for the fiscal year ended October 31, 1997 were approximately $3,700,000 and its net income was approximately $178,000 including deductions for compensation and other payments to shareholders. SAI will be operated as a Tanon Express facility ("Tanon Express") dedicated to quick turn and prototype electronic manufacturing services located in close proximity to customer engineering and manufacturing operations. Tanon Express will engage the customer early in the product cycle and will provide quick turn and short lot runs to meet the customer's needs during the final stages of product design and the early stages of product start up.


As the product matures and the volume increases, production can be transferred to one of Tanon's volume manufacturing facilities at Fremont, California or West Long Branch, New Jersey. The Company plans to have several Tanon Express facilities established as satellites around each of these volume manufacturing factories.

Resignations; Election of New Board of Directors. Effective November 15, 1996, Joseph R. Spalliero resigned as President and Director of the Company. Upon the expiration of Mr. Spalliero's employment agreement on January 3, 1997, Mr. Spalliero became an independent sales representative for Tanon. Irwin L. Gross, Chairman of the Board of the Company, succeeded Mr. Spalliero as the President of the Company. Effective January 17, 1997, Bruce P. Murray resigned as a Director of the Company. Effective January 27, 1997, David J. Reibstein resigned as a Director of the Company. Beginning in May 1997, the Company restructured its senior management and Board of Directors. First, the Company engaged Frank
G. Brandenberg as President and Chief Executive Office in May 1997 replacing Irwin L. Gross in those positions. Second, in June 1997 Jules M. Seshens, Executive Vice President and Paul E. Finer, Vice President and President of Tanon resigned from their positions as executive officers of the Company. Third, in August and September 1997, the Company appointed six new outside directors, who together with the Chief Executive Officer of the Company, Frank Brandenberg now constitute the Board of the Company. On October 14, 1997, the Company's Chief Financial Officer, Stanley Jester, exercised his right pursuant to his employment agreement to resign and receive a severance package as a result of the change in location of his office to West Long Branch, New Jersey. Based on communications with these officers and directors at the time of their resignation, each resignation was based on an independent decision by the individual resigning, with no obvious pattern or common reason for resignation.

Reverse Stock Split. On December 16, 1996, the Board of Directors of the Company approved and declared a one-for-four reverse stock split of the shares of Common Stock of the Company to be effective as of the close of business on December 27, 1996 (the "Record Date"), such that each holder of record on the Record Date was entitled to receive, as soon as practicable thereafter, one (1) share of no par value

Common Stock of the Company for every four (4) shares of no par value
Common Stock held by such person on the Record Date (the "Reverse Stock Split"). All references in this Prospectus to shares, share prices, per share amounts and stock options or warrants have been adjusted to give retroactive effect to the Reverse Stock Split.


Capital Raised. The Company has incurred significant losses and had negative cash flows from operations in each of the last seven years. In order to continue operations, the Company has had to raise additional capital to offset cash utilized in operating and investing activities. The Company has incurred significant losses and had negative cash flows. The Company has raised approximately $37 million from December, 1995 through February 28, 1998, from the exercise of stock options and warrants, the sale of the Aydin Shares, and the sale of convertible notes and debentures. Among such capital raising activities, in December 1995, the Company completed the sale of 7% convertible subordinated notes of the Company in the aggregate principal amount of $10,000,000 to GFL Performance Fund Limited ("GFL Performance Fund") and GFL Advantage Fund Limited ("GFL Advantage Fund"). As of this date, $7,930,000 principal amount of such notes had been converted into 810,661 shares of the Company's Common Stock in accordance with their terms. On August 19, 1996, GFL Performance Fund Limited transferred and assigned its $1,025,000 outstanding principal amount note of the Company to an unrelated third party, who thereafter converted such note. Also, on August 19, 1996, GFL Advantage Fund transferred and assigned its $2,070,000 outstanding principal amount note of the Company to Irwin L. Gross, Chairman of the Company and certain related family trusts ("the "Note Holders"). In connection with such assignment, the Company canceled the prior note held by GFL Advantage Fund and reissued certain Convertible Notes of the Company in the aggregate principal amount of $2,070,000 due December 29, 1997 (the "Original Convertible Notes") to the Note Holders. These Original Convertible Notes had a maturity date of December 29, 1997 and were convertible into shares of the Company's Common Stock at the fixed conversion price per share of $2.67 (pre Reverse Stock Split basis). On February 6, 1997, the Company amended the Original Convertible Notes (the "Convertible Notes") by (i) increasing the aggregate principal amount of such notes to $2,725,000 (the purchase price paid by the Note Holders for the Original Convertible Notes) and
(ii) reducing the fixed conversion price of such notes to $1.50 per share, such amendments were made in consideration of the Note Holders foregoing interest and making available certain other loans to the Company. The Company and the Note Holders have agreed to amend the terms of the Convertible Notes (i) to extend the maturity date of the Convertible Notes to December 31, 1998, (ii) to increase the conversion price to the lesser of (a) eighty percent (80%) of the average of the volume weighted average price per share of the Company's Common Stock (as reported by Bloomberg Business Services in its Volume at Price Service) for the five days immediately preceding the date of notice of conversion to the Company or (b) $5.00 and (iii) to provide for interest payments in cash or stock at the conversion price at the option of the holders and the Company. In consideration of this amendment the Company has agreed to issue warrants with an exercise price of $5.00 per share, with five year terms for an aggregate of 483,393 shares to the holders of the Convertible Notes. The notes and warrants are nondetachable, and may not be sold, given or transferred separately. Listing of the shares issuable upon conversion of the Convertible Notes is subject to approval by the shareholders of the Company. If the shareholders do not approve the amended terms the holders of the Convertible Notes may accelerate the payment of outstanding principal and interest on the Notes with a twenty-two percent penalty. The Company would be obligated to make a payment of $3,048,000 to the noteholders. The holders of the Notes were also granted demand and piggyback registration rights for the Convertible Notes and these warrants.

To fund a portion of the purchase price of the Aydin common stock, on May 3, 1996, the Company sold certain 9% convertible subordinated debentures in the aggregate principal amount of $7,000,000. The balance of the purchase price was funded with existing cash of the Company. The Company sold additional 9% convertible subordinated debentures in the aggregate principal amount of $1,100,000 during the remainder of May and June 1996 (such convertible subordinated debentures in the aggregate principal amount of $8,100,000 are collectively referred to herein as the "Original Convertible Debentures"). The Company paid a placement fee equal to 5% of the proceeds raised in the sale of the Original Convertible Debentures in cash of $50,000 during August and September 1996 and by delivery of 125,000 shares of Common Stock of the Company. These Original Convertible Debentures had a maturity date of May 3, 1998 and were convertible into shares of the Company's Common Stock at a conversion price per share equal to the lesser of (i) four dollars ($4) per share or (ii) 80% of the average closing price of the Company's Common Stock as traded on the NYSE for the five (5) days preceding the date of the notice to the Company that the holder wished to exercise its conversion right. The Company agreed to adjust the ceiling price of each of the Debentures if the holder of such debenture refrained from conversions and short sales from approximately the middle of January through April 11, 1997. As a result, the conversion price of each of the Original Convertible Debentures has been reduced from $4.00 per share (pre-Reverse Stock Split price) to $1.50 per share (post-Reverse Stock Split price) (as amended, the "9% Debentures"). As of the date hereof, $6,165,962 principal amount of such Original Convertible Debentures have been converted into 3,901,275 shares of Common Stock (post-Reverse Stock Split Shares).


During the period beginning on October 25, 1996 and ending on April 10, 1997, the Company borrowed a total of $3,520,000 from the then Chairman of its Board of Directors, certain trusts benefiting his family and unaffiliated investors (the "Series A Holders"). These loans are represented by certain 10% Series A Convertible Notes (the "Series A Notes") issued by the Company. The 10% Series A Notes will mature on January 22, 1999 and were originally convertible at the option of the holder (i) after January 1, 1998, into shares of Common Stock of the Company at a conversion price of $3.50 per share, or (ii) into shares of Common Stock of Tanon after completion of an initial public offering of shares of Common Stock of Tanon at a conversion price equal to the quotient of (a) twenty five million dollars ($25 million), divided by (b) the number of shares of Common Stock of Tanon that were issued and outstanding at the close of business on the day immediately prior to the effective date of the registration statement covering the shares of Common Stock of Tanon offered in such initial public offering, without giving effect to the number of shares of Common Stock of Tanon being offered in such initial public offering. The Company and the Series A Holders have agreed to amend the terms of the Series A Notes (i) to provide for interest payments in cash or stock at the conversion price at the option of the holders and the Company, and (ii) to increase the conversion price to the lesser of (a) eighty percent (80%) of the average of the volume weighted average price per share of the Company's Common Stock (as reported by Bloomberg Business Services in its Volume at Price Service) for the five days immediately preceding the date of notice of conversion to the Company, or (b) $5.00. In consideration of this amendment the Company has agreed to issue warrants with an exercise price of $5.00 per share, with five year terms for an aggregate of 632,700 shares to the holders of the Series A Notes. These notes and warrants are nondetachable, and may not be sold, given or transferred separately. These amendments do not affect the terms of one of the Series A Notes, in the original principal amount of $250,000, issued to an unaffiliated investor. Listing of the shares issuable upon conversion of the Series A Notes is subject to approval of the shareholders of the Company. If the shareholders of the Company do not approve of the amended terms, the holders of the Series A Notes may accelerate the payment of outstanding principal and interest on the Notes with a twenty-two percent penalty. The Company would be obligated to make such payment to the noteholders. This payment would have been $4,678,000 as of December 31, 1997. The holders of the Notes were also granted demand and piggyback registration rights for the Series A Notes and these warrants.


In April and July 1997, the Company borrowed a total of $1,000,000 from an unaffiliated investor. These loans are represented by certain 10% Series B Convertible Notes (the "10% Series B Notes") issued by the Company. The Series B Notes will mature on January 22, 1999 and are convertible at the option of the holder (i) after January 1, 1998, into shares of Common Stock of the Company at a conversion price of $2.50 per share, or (ii) into shares of Common Stock of Tanon after completion of an initial public offering of shares of Common Stock of Tanon at a conversion price equal to the quotient of (a) twenty five million dollars ($25 million), divided by (b) the number of shares of Common Stock of Tanon that were issued and outstanding at the close of business on the day immediately prior to the effective date of the registration statement covering the shares of Common Stock of Tanon offered in such initial public offering, without giving effect to the number of shares of Common Stock of Tanon being offered in such initial public offering. The Series B Notes bear interest at the rate of 10% per annum, payable annually in arrears on January 15, 1998 and January 22, 1999. Interest is payable at the option of the Company in cash or stock of the Company at the conversion prices described above.

In addition, in April 1997 the Company borrowed a total of $4.5 million from unaffiliated investors. These loans are represented by certain 6% Convertible Notes due April 30, 1999 (the "6% Convertible Notes"). The 6% Convertible Notes bear interest at 6% per annum, payable quarterly and mature on April 30, 1999. The 6% Convertible Notes are convertible at a conversion price per share equal to the lesser of (i) seventy-six and one-half percent (76.5%) of the average of the volume weighed average price per share of the Company's Common Stock (as reported by Bloomberg Business Services in its Volume at Price Service) for the five days immediately preceding the date of notice of conversion to the Company, or (ii) $3.395. In addition, the Company issued a 6% Convertible Note which is non-interest bearing in the principal amount of $315,000 as a placement fee to an unaffiliated party. The Company had agreed to list the shares issuable upon conversion of the 6% Convertible Notes on the NYSE and to cause them to be covered by an effective registration statement under the Securities Act by December 1, 1997, or to pay a cash penalty equal to ten percent (10%) of the outstanding principal and to pay interest from that date through the effective date of the registration statement at eighteen percent (18%) per annum. The Company has asked the holders of the 6% Convertible Notes to waive or reduce these penalties.

In addition, during January 1997, the Company borrowed $1,000,000 from each of two unrelated parties. In consideration for such loans, the Company also granted a warrant to purchase 50,000 shares of Common Stock of the Company at an exercise price of $1.50 per share to each of the lenders, Ace Foundation, Inc. (the "Ace Warrant") and Millenco, LP (the "Millenco Warrant") (collectively, the "Warrants"). These loans were repaid in May and June 1997 in connection with the sale of the shares of common stock of Aydin held by the Company. Pursuant to a provision contained in the Millenco Warrant, the Company has repurchased that warrant for approximately $176,000 in cash.

Legal Proceedings

Lemco Associates. The Company on a regular basis reviews and updates its public disclosure with respect to this litigation. As previously reported, in October, 1992, Lemco Associates L.P., a limited partnership ("Lemco"), the owner of property previously owned by EAI, initiated an action (the "Lemco Suit") against EAI and others alleging, among other things, that the defendants created environmental contamination at the property and seeking damages in unspecified amounts. EAI filed a response to the complaint in which it denied Lemco's allegations, asserted numerous defenses to the claims asserted and asserted a counterclaim against Lemco and crossclaims against co-defendants and others for indemnification and contribution.

In 1947, the Company purchased land in North Long Branch, New Jersey on which it subsequently built a number of buildings and conducted a number of industrial operations. In 1954 it built a building known as Building 11 on that land. From the mid-1950's through 1977, the Company conducted finishing operations such as metal plating and painting on that site using, among other machinery, a degreaser to clean metal components using a variety of solvents. In 1977, EAI leased Building 11 to a company called Comax, Inc. ("Comax") which then began operations in the building. In 1977, Comax, with technical advice from EAI filled the degreaser with solvents and used it at least once. Comax then capped the degreaser without removing the solvents and did not use it again. In 1979, EAI sold the property and all the buildings on the site to Lemco for approximately $400,000. Comax continued to operate on the site until 1984 under a lease from Lemco.

Between 1977 and the time it ceased operations on the site, Comax was cited by local authorities for a range of environmental violations. Building 11 was demolished in or about 1991. Evidence indicates that at the time of the removal the degreaser was empty. EAI believes that, between the time it was capped in 1977 and the time of its removal the chemicals leached out gradually over time or the chemicals were spilled at the site before or after the removal of the degreaser.

The Company believes that Lemco was aware at the time of its purchase of the site from EAI that some of the underground gasoline storage tanks on the site had leaked and that there had been previous spills of hazardous materials on the site.

Lemco's environmental consultants have analyzed the data from test wells on the site and have concluded using a mathematical analysis and a modeling analysis that TCE contamination occurred between 1959 and 1974 and that PCE contamination occurred no later than 1968. The Company's environmental consultants have analyzed the data from the same test wells on the site and have concluded that based on a similar modeling analysis an initial TCE release to the aquifer occurred in the mid 1970's to the late 1980's and a release of PCE occurred from the mid 70's to the mid 80's. Their mathematical analysis also indicates that TCE was most likely released to the aquifer in the mid 1980's and unlikely to have been released before 1977. In addition, the evidence that would be presented at trial by EAI is consistent with that conclusion.

The damages sought in the Lemco Suit are (i) recovery for the decreased value of the property, (ii) recovery for the cost to remediate the contamination on the property, and (iii) prejudgement interest and expert fees.

In 1988, Lemco signed an agreement of sale for the property subject to various contingencies for a price of approximately $4 million. Further, Lemco has provided the Company with appraisal reports made by a real estate appraisal company engaged by Lemco in connection with the Lemco Suit. The reports state that it is the appraisal company's opinion that the market value of the property as of May 23, 1988 was $3.6 million and that the value of the property as of April 14, 1995 was $960,000. Lemco purchased the property in question in 1979 for approximately $400,000.


Lemco has provided the Company with a statement of its remediation costs through December 18 1997, as well as an estimate of future remediation costs associated with the contamination for which it seeks recovery in the Lemco Suit. Specifically, Lemco claims that it has expected approximately $635,000 in remediation costs, including fees for legal oversight and consultation and estimates that its future remediation costs will amount to approximately $6,316,000. This estimate has been made by Lemco's environmental consultants based on their current assessment of the extent of contamination and the method and period required to complete the remediation, as well as anticipated costs and fees for legal oversight and consultation. The Company and its consultants recently completed the investigation and evaluation of additional information received from Lemco and have determined that Lemco's remediation cost estimates are overstated. The Company's experts have estimated the cost of remediation as approximately $2.4 million.


The Company has been vigorously defending this matter by, among other things, asserting that the contamination was caused partially or completely by Comax, not EAI, and that Lemco's damage figure is substantially overstated. To the extent that it is determined that Comax contaminated the site during its tenancy with the Company from 1977 to 1979, then the Company may be held liable for such contamination as owner of the site at the time of the contamination. The Company will pursue its claim for indemnity against Comax in the event said liability is established. Additionally, the Company has participated in court ordered mediation in an effort to explore opportunities for settlement. Contemporaneously with the institution of the Lemco Suit, the Company made a demand upon its insurance carriers for coverage for the claims by Lemco. The Company's insurance carriers in 1992 agreed to pay 71% of its defense costs under a reservation of rights and have made partial payments for the period beginning on the date of the Lemco Suit to the date hereof.

Although the Company's insurance carriers have not formally denied coverage or refused to provide a defense for the Company, the Company believed that settlement or other resolution of the Lemco Suit would be more likely with the active participation of the insurance carriers. By court order, after request by the Company, (i) the carriers were added as third party defendants in the Lemco Suit, (ii) the court ordered expedited discovery with respect to the insurance claim, (iii) the court scheduled a settlement conference for April 7, 1998 and
(iv) the court has set a new trial date of May 5, 1998.


Management of the Company believes that the range of possible loss by the Company in this matter is approximately $250,000 to $10,300,000. This range excludes prejudgment interest, if any, but includes costs and expenses, such as legal and expert fees. In the quarter ended September 27, 1997, the Company established a reserve of $250,000 to cover anticipated legal and expert fees in connection with the Lemco Suit. Management of the Company believes that the reserves it has established, together with its insurance coverage, should be sufficient to cover the costs of defending or settling the Lemco Suit and the potential losses that could be incurred by the Company in connection with the Lemco Suit. No assurance can be given that the costs incurred by the Company, or a potential award of damages against the Company, will not exceed Management's current estimates, or that the insurance recovery, if any, and available resources of the Company will not be less than the current estimates of Management.

Discovery in the Lemco Suit is ongoing.

                                 USE OF PROCEEDS

The Company will not receive any portion of the proceeds of the resale of the Shares by the Selling Securityholders.

                      SELECTED CONSOLIDATED FINANCIAL DATA


The following table sets forth historical consolidated financial data of the Company for each of the years in the five-year period ended December 31, 1997. The selected historical consolidated financial data were derived from the consolidated financial statements of the Company, which were audited by Arthur Andersen LLP, independent public accountants. The report of Arthur Andersen LLP on the financial statements referred to above contains a modification in which Arthur Andersen LLP raised substantial doubt about the Company's ability to continue as a going concern. No adjustment to the financial data has been made to reflect any adjustments that might result if the Company were unable to continue as a going concern or that might result from a restructuring. See "Risk Factors -- Working Capital Needs and Liquidity Problems." This data should be read in conjunction with the Company's financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in the Company's Form 10-K filed for the year ended December 31, 1997, and Forms 10-Q filed for each of the quarters ended March 29, 1997, June 28, 1997, and September 27, 1997, respectively.




                             (Thousands of Dollars Except for Per Share Amounts, Common
                                     Shares Outstanding and Other Data)

                                                    1997         1996         1995         1994         1993
------------------------------------------------------------------------------------------------------------------
                                                                            [Note 1]
                                                      [--------Note 4--------]
Operating Results:
  Net Sales from Continuing Operations           $  76,511    $  81,625    $  77,085    $  30,539    $  26,024
  Provision for Restructuing                     $    --      $    --      $    --      $   2,400    $    --
  Loss from Continuing Operations before Taxes   $ (18,062)   $ (29,954)   $ (30,894)   $  (4,784)   $  (5,348)
  Loss from Continuing Operations, Net           $ (18,062)   $ (29,954)   $ (30,894)   $  (4,784)   $  (4,664)
  Income from Discontinued Operations, Net       $    --      $    --      $    --      $    --      $   1,327
  Net Loss                                       $ (18,062)   $ (29,954)   $ (30,894)   $  (4,784)   $  (3,337)
  Income (Loss) Per Common Share:
    Continuing Operations (Note 3)               $   (2.15)   $   (6.24)   $  (10.01)   $   (3.79)   $   (7.04)
    Discontinued Operations                      $    --      $    --      $    --      $    --      $    2.00
    Net Loss (Notes 3 and 5)                     $   (2.15)   $   (6.24)   $  (10.01)   $   (3.79)   $   (5.04)
------------------------------------------------------------------------------------------------------------------
Financial Position:
  Current Assets                                 $  27,317    $  22,319    $  37,022    $  16,969    $   7,355
  Current Liabilities                            $  44,104    $  31,485    $  25,834    $  12,603    $   8,614
  Long Term Obligations                          $   4,859    $  12,400    $  16,028    $   2,998    $   4,694
  Working Capital                                $ (16,787)   $  (9,166)   $  11,188    $   4,366    $  (1,259)
  Net Equipment and Leasehold Improvements       $  10,804    $  10,522    $   8,048    $   2,719    $   3,603
  Total Assets                                   $  47,862    $  50,971    $  61,252    $  22,845    $  12,762
  Shareholders' Equity (Deficit)                 $  (1,101)   $   7,086    $  19,390    $   7,244    $    (546)
  Common Shares Outstanding (Note 3)                 9,431        5,601        4,011        2,027          665
  Book Value per Common Share (Notes 3and 5)     $   (0.12)   $    1.27    $    4.84    $    3.56    $   (0.84)
------------------------------------------------------------------------------------------------------------------
Other Data:
     Number of Shareholders of Record                3,897        4,152        4,254        4,447        4,600
     Number of Employees                               474          449          514          334          315
  Orders Received (Note 2)                       $ 102,142    $  62,400    $ 105,150    $  30,326    $  18,805
  Sales Backlog at Year-End                      $  53,589    $  27,958    $  47,305    $  19,240    $  19,453


Note 1- 1995 amounts include the impact of the Tanon Acquisition and the investments in BarOn and the Joint Venture (See Note 3 of the Notes to Consolidated Financial Statements at Part II, Item 8 of this Annual Report Form 10-K).

Note 2- Orders received in 1995 include $15,710,000 of Tanon backlog at December 31, 1994.

Note 3- The Board of Directors approved a one-for-four reverse stock split of the shares of Common Stock of the Company to be effective as of the close of business on December 27, 1996. The transaction had the effect of reducing the number of net shares outstanding to 5,600,632 shares from 22,402,528 shares. In addition, all references referring to shares, share prices and per share amounts have been adjusted to give retroactive effect to the one-for-four reverse stock split.

Note 4- The Company has decided to sell or otherwise dispose of its interest in the Joint Venture and, accordingly, such interest has been classified as an unconsolidated subsidiary held for sale in the Company's Consolidated Financial Statements. 1995 amounts have been reclassified to conform to the 1996 presentation.

Note 5- In 1997, the Company adopted Statement No. 128, "Earnings Per Share". (See Note 9 to the Consolidated Financial Statements included in the Form 10-K for the year ended December 31, 1997 for further information).

                          DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 35,000,000 shares of Common Stock and 25,000,000 shares of Preferred Stock. As of March 6, 1998, there were 10,457,410 shares of Common Stock outstanding and no shares of Preferred Stock were outstanding.

Common Stock

The holders of Common Stock are entitled to one vote per share on matters to be decided by the stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the Common Stock entitled to vote in any election of directors may elect all of the directors standing for office. The holders of the Common Stock have no preemptive, redemption or conversion rights. The holders of the Common Stock would be entitled to receive ratably such dividends, if any, as the Board of Directors may declare from time to time out of funds legally available for such purpose. In the event of liquidation, dissolution or winding up of the affairs of the Company, after payment or provision for payment of all of the Company's debts and obligations and any preferential distributions to holders of Preferred Stock, if any, the holders of the Common Stock would be entitled to share ratably in the Company's remaining assets.

Preferred Stock

The Board of Directors is entitled, without further action by stockholders, to provide for the issuance of shares of Preferred Stock as a class without series or in one or more series, to establish the number of shares in each such class or series, and to fix the designation, powers, preferences and rights of each such class or series and the qualifications, limitations or restrictions thereof. Because the Board of Directors has such power, it may afford the holders of Preferred Stock preferences, rights and powers, voting or otherwise, senior to the rights of the holders of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change of control of the Company. As of the date of this Prospectus, the Company has not authorized the issuance of any Preferred Stock and the Company has no plans, agreements or understandings for the issuance of any shares of Preferred Stock.

Provisions with Possible Anti-Takeover Effect

The New Jersey Business Corporation Act ("NJBCA") provides that in determining whether a proposal or offer to acquire a corporation is in the best interests of the corporation, the corporation's board of directors may, in addition to considering the effects of any action on shareholders, consider any of the following: (a) the effects of the proposed action on the corporation's employees, suppliers, creditors and customers, (b) the effects on the community in which the corporation operates and (c) the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the corporation and if, based on these factors, the board of directors determines that any such offer is not in the best interest of the corporation, it may reject the offer. The New Jersey Shareholders Protection Act (the "Protection Act"), prohibits a publicly held New Jersey corporation with its principal executive office and significant business operations in New Jersey from engaging in any business combination with an "Interested Shareholder" (defined generally as a beneficial owner of 10% or more of the outstanding voting stock) for a period of five years from the date the Interested Shareholder became an Interested Shareholder, unless such transaction is approved by the board of directors prior to the date the shareholder became an Interested Shareholder. In addition, the Protection Act prohibits any business combination at any time with an Interested Shareholder other than a transaction that (i) is approved by the board of directors for the applicable company prior to the date the Interested Shareholder became an Interested Shareholder; or (ii) is approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by the Interested Shareholder at a meeting called for that purpose; or (iii) satisfies certain stringent price and terms criteria.

The Company's Certificate of Incorporation and By-Laws provide that the Board of Directors of the Company shall be divided into three classes, each of which serves for a three year term, with one class standing for election every year. As a result, it ordinarily requires two annual meeting cycles and more than one year for stockholders holding a majority of the shares to elect a majority of the Board.

                            PLAN OF DISTRIBUTION AND
                             SELLING SECURITYHOLDERS


The Shares will be offered by the Selling Securityholders or their donees, pledgees, transferees or other successors in interest for resale by this Prospectus from time to time after the date hereof in one or more transactions on the NYSE, in negotiated transactions, or private transactions, or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions (which compensation may be in excess of customary commissions). The following table sets forth as of March 8, 1998 (a) the name of each Selling Securityholder, (b) the nature of any position, office or other material relationship which the Selling Securityholder has had within the past three years with the Company, (c) the number of Shares owned prior to the offering,
(d) the number of Shares to be offered for the Selling Securityholder's account,
(e) the number of Shares to be owned by the Selling Securityholder after completion of the offering, and (f) the percentage of Common Stock to be owned by the Selling Securityholder after completion of the offering.


                                                                                                              Percentage of
                                                                                            Number of            Common
                                               Number of Shares                            Shares Owned        Stock Owned
Name of Selling              Relationship to    Owned Prior to      Number of Shares          After               After
Securityholder                 Company(1)          Offering              Offered           Offering(2)         Offering(2)
---------------              ---------------   ----------------     ----------------       ------------       -------------



Chanie Lerner                                      586,667(3)           546,667(3)            40,000                 *

Millenco, LP                                       121,398(4)           121,398(4)              -0-                 -0-

Don R. DeSantis                                    285,714(5)           285,714(5)              -0-                 -0-

Colin Reddy                                        285,714(5)           285,714(5)              -0-                 -0-

COMTEC Information                                 285,714(5)           285,714(5)              -0-                 -0-
Systems, Inc.



                                       21

                                                                                                              Percentage of
                                                                                            Number of            Common
                                               Number of Shares                            Shares Owned        Stock Owned
Name of Selling              Relationship to    Owned Prior to      Number of Shares          After               After
Securityholder                 Company(1)          Offering              Offered           Offering(2)         Offering(2)
---------------              ---------------   ----------------     ----------------       ------------       -------------
James M. Ayars                                      114,286(5)           114,286(5)             -0-                 -0-

David A. Goble                                       62,857(5)            62,857(5)             -0-                 -0-

Arthur Demaggio                                       5,714(5)             5,714(5)             -0-                 -0-

Marilyn A. Machado                                    8,000(5)             8,000(5)             -0-                 -0-

Sandra A. Medeiros                                    2,286(5)             2,286(5)             -0-                 -0-

Diane Mercier                                         2,286(5)             2,286(5)             -0-                 -0-

Darlene B. Metivier                                   2,971(5)             2,971(5)             -0-                 -0-

Debra Mitchell                                        2,286(5)             2,286(5)             -0-                 -0-

Holly Shurtleff                                       2,286(5)             2,286(5)             -0-                 -0-

Linda Snow                                            2,286(5)             2,286(5)             -0-                 -0-

Candice Silvia                                        2,286(5)             2,286(5)             -0-                 -0-

Lorraine Lobo                                         2,286(5)             2,286(5)             -0-                 -0-

Christine L. Medeiros                                 2,286(5)             2,286(5)             -0-                 -0-

-------------------------


* Less than 1%


(1) Except as expressly set forth in the table or this note, none of the Selling Securityholders has had any relation to the Company within the past three years except for their relationship as holders of securities issued by the Company. Mr. DeSantis and Mr. Reddy will become employees of Tanon upon closing of the acquisition of SAI. Broad Capital Associates, Inc. ("Broad Capital") has provided investment advisory services and has introduced potential investors to the Company on a number of occasions during the past three years. Ms. Lerner is an employee of, or contractor to, Broad Capital.

(2) Assumes that all Shares which are registered are sold in the Offering. Also, calculation is based on approximately 10,457,410 shares of EAI Common Stock outstanding at March 8, 1998.

(3) Represents (a) 66,667 shares of the Company's Common Stock into which certain convertible subordinated debentures (the "9% Debentures") in the aggregate principal amount of $100,000 issued by the Company in May and June 1996 to Ms. Lerner are convertible and (b) represents 480,000 shares of Common Stock into which certain 10% Series B Convertible Notes (the "Series B Notes") are convertible plus interest on such notes which may be paid in stock. For purposes of determining the number of shares of the Company's Common Stock issuable upon conversion of the 9% Debentures to include in this registration statement, the Company assumed a conversion price of $1.50 per share. The actual number of shares of Common Stock to be issued upon conversion of the 9% Debentures will be equal to: the principal amount of the Convertible Debentures converted divided by a conversion price per share equal to the lesser of (i) eighty percent (80%) of the average the closing price of the Company's Common Stock as traded on the NYSE for the five days immediately preceding the date of notice of conversion to the Company, or (ii) $1.50. The actual number of shares included in this registration statement equals that number of shares of Common Stock issued upon conversion of the 9% Debentures in accordance with the conversion price described above. The Series B Notes are convertible at the option of the holder after January 1, 1998, into shares of Common Stock of the Company at a conversion price of $2.50 per share. In accordance with Rule 416 under the Securities Act, this Registration Statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon the conversion of the 9% Debentures and Series B Notes to prevent dilution resulting from stock splits, stock dividends or similar transactions by reason of changes in the conversion price as aforesaid.

(4) Represents shares of the Company's Common Stock into which certain convertible subordinated debentures (the "9% Debentures") in the aggregate principal amount of $100,000 issued by the Company in May and June 1996 to Millenco are convertible. For purposes of determining the number of shares of the Company's Common Stock issuable upon conversion of the 9% Debentures to include in this registration statement, the Company assumed a conversion price of $1.50 per share. The actual number of shares of Common Stock to be issued upon conversion of the 9% Debentures will be equal to: the principal amount of the Convertible Debentures converted divided by a conversion price per share equal to the lesser of (i) eighty percent (80%) of the average the closing price of the Company's Common Stock as traded on the NYSE for the five days immediately preceding the date of notice of conversion to the Company, or (ii) $1.50. The actual number of shares included in this registration statement equals that number of shares of Common Stock issued upon conversion of the 9% Debentures. In accordance with Rule 416 under the Securities Act, this Registration Statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon the conversion of the 9% Debentures to prevent dilution resulting from stock splits, stock dividends or similar transactions by reason of changes in the conversion price as aforesaid.

(5) Represents the maximum shares issuable in connection with the purchase of SAI by the Company. The actual number of shares issued in connection with such purchase will be determined based on the trading price of the Company's Common Stock at closing of the acquisition of SAI and the guarantee described in "The Company - Other Developments - Acquisition of SAI."



                                  LEGAL MATTERS

The validity of the shares being offered hereby will be passed upon for the Company by Mesirov Gelman Jaffe Cramer & Jamieson, 1735 Market Street, Philadelphia, Pennsylvania 19103-7598. Richard P. Jaffe, a partner of such law firm, is the Secretary of the Company.

                                     EXPERTS

The audited financial statements and schedules of EA Industries, Inc., incorporated by reference in this Prospectus and in the Registration Statement of which the Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. The report of Arthur Andersen LLP on the financial statements referred to above contains a modification in which Arthur Andersen LLP raised substantial doubt about the Company's ability to continue as a going concern.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

As authorized under New Jersey law, the Company's Certificate of Incorporation eliminates the personal liability of directors and officers to the Company and its shareholders for monetary damages for acts or omissions (including negligent and grossly negligent acts or omissions) in violation of directors' and officers fiduciary duties of care. The duty of care refers to the fiduciary duty of directors and officers to manage the affairs of the corporation with the same degree of care as would be applied by an "ordinarily prudent person under similar circumstances." The Certificate of Incorporation does not, however, in any way eliminate or limit the liability of a director or officer for breaching his duty of loyalty (i.e., the duty to refrain from fraud, self-dealing, and transactions involving improper conflicts of interest) to the Company or its shareholders, failing to act in good faith, or knowingly violating law or obtaining an improper personal benefit. The Certificate of Incorporation does not affect the right to bring a lawsuit or to recover monetary damages for violations of the Federal Securities laws. These provisions do not have any effect on the availability of equitable remedies (such as an injunction or rescission) for breach of fiduciary duty. However, as a practical matter, equitable remedies may not be available in particular circumstances.

Article 37 of the Company's By-laws ("Article 37") provides, among other things, that the Company shall, to the fullest extent permitted by the laws of the State of New Jersey as from time to time in effect, indemnify any person who is or was made a party or is threatened to be made a party to any proceeding by reason of the fact that he is or was a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, trustee, employee or agent of another corporation, partnership, trust, employee benefit plan or other enterprise against all expenses and liabilities. Article 37 further provides that the Company shall, from time to time, reimburse or advance to any such director or officer the funds necessary for payment of expenses incurred in connection with any proceeding, upon receipt of a written undertaking by or on behalf of such director or officer to repay such amount unless it shall ultimately be determined that he is entitled to indemnification. The rights and authority conferred in Article 37 are not exclusive of any other right which an indemnified party may have or acquire under any statute, provision of the Company's By-laws, agreement, vote of the shareholders or directors or otherwise. The Company's By-laws specify that the right to indemnification is a contract right, enforceable against the Company with respect to any act or omission which occurs while such By-law provision is in effect, even if such By-law provision is not in effect when the claim for indemnification is made.

The NJBCA generally provides that a corporation may, and in certain circumstances, shall, indemnify its officers, directors, employees and agents ("Corporate Agents"), Corporate Agents of constituent corporations that it has absorbed by merger or consolidation, and Corporate Agents of other corporations if such Corporate Agents serve at the indemnifying corporation's request. A corporation may indemnify such Corporate Agent in a civil proceeding if the Corporate Agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in a criminal proceeding, if he had no reasonable cause to believe his conduct was unlawful, except that indemnification is not permitted in an action by or in the right of the corporation if the Corporate Agent is adjudged to be liable to the corporation, unless the court in which the proceeding was brought shall have determined that indemnification is appropriate in light of the circumstances of the case.

The Company has purchased and maintains insurance for its officers and directors against certain liabilities, including liabilities under the Securities Act. The effect of such insurance is to indemnify any officer or director of the Company against expenses, judgments, fines, attorney's fees and other amounts paid in settlements incurred by him, subject to certain exclusions. Such insurance does not insure against any such amount incurred by an officer or director as a result of his own dishonesty.

These provisions of the Company's Certificate of Incorporation and By-laws apply only to claims against a director or officer arising out of his service in such a capacity. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and therefore is unenforceable.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution


         SEC registration fee                        $ 4,544.39
         Legal fees and expenses                     $    5,000*
         Accounting fees and expenses                $    3,500*
         Blue sky fees and expenses                  $        0*
         Printing expenses                           $    1,000*
         Miscellaneous                               $    1,000*
                                                     -----------
         TOTAL                                       $15,044.39*
                                                     ===========

-------------------

*Estimated.


Item 15. Indemnification of Directors and Officers

As authorized under New Jersey law, the Company's Certificate of Incorporation eliminates the personal liability of directors and officers to the Company and its shareholders for monetary damages for acts or omissions (including negligent and grossly negligent acts or omissions) in violation of directors' and officer's fiduciary duties of care. The duty of care refers to the fiduciary duty of directors and officers to manage the affairs of the corporation with the same degree of care as would be applied by an "ordinarily prudent person under similar circumstances." The Certificate of Incorporation does not, however, in any way eliminate or limit the liability of a director or officer for breaching his duty of loyalty (i.e., the duty to refrain from fraud, self-dealing, and transactions involving improper conflicts of interest) to the Company or its shareholders, failing to act in good faith, knowingly violating law or obtaining an improper personal benefit. The Certificate of Incorporation does not affect the right to bring a lawsuit or to recover monetary damages for violations of the Federal Securities laws. These provisions do not have any effect on the availability of equitable remedies (such as an injunction or rescission) for breach of fiduciary duty. However, as a practical matter, equitable remedies may not be available in particular circumstances.

Article 37 of the Company's by-laws ("Article 37") provides, among other things, that the Company shall, to the fullest extent permitted by the laws of the State of New Jersey as from time to time in effect, indemnify any person who is or was made a party or is threatened to be made a party to any proceeding by reason of the fact that he is or was a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, trustee, employee or agent of another corporation, partnership, trust, employee benefit plan or other enterprise against all expenses and liabilities. Article 37 further provides that the Company shall, from time to time, reimburse or advance to any such director or officer the funds necessary for payment of expenses incurred in connection with any proceeding, upon receipt of a written undertaking by or on behalf of such director or officer to repay such amount unless it shall ultimately be determined that he is entitled to indemnification. The rights and authority conferred in Article 37 are not exclusive of any other right which an indemnified party may have or acquire under any statute, provision of the Company's by-laws, agreement, vote of the shareholders or directors or otherwise. The Company's By-laws specify that the right to indemnification is a contract right, enforceable against the Company with respect to any act or omission which occurs while such By-law provision is in effect, even if such By-law provision is not in effect when the claim for indemnification is made.

The NJBCA generally provides that a corporation may, and in certain circumstances, shall, indemnify its officers, directors, employees and agents ("Corporate Agents"), Corporate Agents of constituent corporations that it has absorbed by merger or consolidation, and Corporate Agents of other corporations if such Corporate Agents serve at the indemnifying corporation's request. A corporation may indemnify such Corporate Agent in a civil proceeding if the Corporate Agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in a criminal proceeding, if he had no reasonable cause to believe his conduct was unlawful, except that indemnification is not permitted in an action by or in the right of the corporation if the Corporate Agent is adjudged to be liable to the corporation, unless the court in which the proceeding was brought shall have determined that indemnification is appropriate in light of the circumstances of the case.

The Company has purchased and maintains insurance for its officers and directors against certain liabilities, including liabilities under the Securities Act. The effect of such insurance is to indemnify any officer or director of the Company against expenses, judgments, fines, attorney's fees and other amounts paid in settlements incurred by him, subject to certain exclusions. Such insurance does not insure against any such amount incurred by an officer or director as a result of his own dishonesty.

Item 16.  Exhibits

 Exhibit No.                  Description
 -----------                  -----------

        2.1 Form of Pre-Incorporation Agreement in connection with the IAI Joint Venture was filed as Exhibit 2.1 to the Company's Current Report on Form 8-K (Date of Report: August 3, 1995) and is hereby incorporated herein by reference.

        2.2 Form of Joint Venture Agreement in connection with IAI Joint Venture was filed as Exhibit 2.2 to the Company's Current Report on Form 8-K (Date of Report: August 3, 1995) and is hereby incorporated herein by reference.

        2.3 Agreement of Purchase and Sale dated as of December 23, 1997 by and among Service Assembly, Inc., the Company and the shareholders of Service Assembly.

        4.1 Specimen of Common Stock share certificate, was filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31,

        4.2 Form of Subscription Agreement and Form of 9% Convertible Subordinated Debenture issued in May and June 1996 in connection with the investment in Aydin Corporation was filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the Quarter ended March 30, 1996 and is hereby incorporated by reference.

        4.3 Form of Subscription Agreement and Form of 10% Series A Convertible Notes issued by the Company was filed as Exhibit
              10.39 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and is hereby incorporated by reference.

        4.4 Warrant dated January 6, 1997 to purchase 50,000 shares of Company's Common Stock issued to ACE Foundation, Inc. was filed as Exhibit 10.51 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and is hereby incorporated by reference.

        4.5 Form of Class A Warrant issued to each purchaser in connection with the private sale of the Company's securities in January 1994, was filed as Exhibit 10(X) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993, and is hereby incorporated by reference.

        4.6 Form of Class B Warrant issued to each purchaser in connection with the private sale of the Company's securities in January 1994, was filed as Exhibit 10(y) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993, and is hereby incorporated by reference.

        4.7 Agreement to Issue Warrants, dated January 28, 1994, between the Company and Norcross Securities, Inc. together with a Warrant issued by the Company and a form of a Warrant issuable under certain circumstances, comprising Exhibits to the Agreement to Issue Warrants, was filed as Exhibit 10(z) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993, and is hereby incorporated by reference.

        4.8 Form of Class C Warrant issued to each purchaser in connection with the private placement of the Company's securities which was commenced in June 1994, was filed as Exhibit 10.29 to the Company's Registration Statement on Form S-1, No. 33-81892, as amended, and is hereby incorporated by reference.

        4.9 Form of Placement Agent's Warrant Agreement entered into between the Company and Neidiger/Tucker/Bruner, Inc., together with a Form of Warrant issued by the Company comprising an Exhibit to the Placement Agent's Warrant Agreement, was filed as Exhibit 10.35 to the Company's Registration Statement on Form S-1, No. 33-81892, as amended, and is hereby incorporated by reference.

        4.10  Form of 6% Convertible Notes Issued in April 1997 was filed as
              Exhibit 4.5 to the Company's Form S-3A (File No. 333-21605) and is hereby incorporated by reference.

        4.11 Form of Amended GFL Note was filed as Attachment A to the Company's Preliminary Proxy Statement filed on February 17, 1998 and is hereby incorporated by reference.

        4.12 Form of Warrant issued in connection with Amended GFL Notes was filed as Attachment B to the Company's Preliminary Proxy Statement filed on February 17, 1998 and is hereby incorporated by reference.

        4.13 Form of Amended 10% Series A Note was filed as Attachment C to the Company's Preliminary Proxy Statement filed on February 17, 1998 and is hereby incorporated by reference.

        4.14 Form of Warrant issued in connection with Amended 10% Series A Notes was filed as Attachment D to the Company's Preliminary Proxy Statement filed on February 17, 1998 and is hereby incorporated by reference.

        4.15 Form of Warrant issued in connection with Stand-by financing commitment.

        4.16  Form of 10% Series B Convertible Notes.

        5.0   Opinion of Mesirov Gelman Jaffe Cramer & Jamieson

        23.1 Consent of Arthur Andersen, LLP, Independent Public Accountants of EA Industries, Inc.

        23.2 Consent of Mesirov Gelman Jaffe Cramer & Jamieson is included in their opinion filed as Exhibit 5 hereto.

     Item 17. Undertakings

     (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act");

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement:

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the undersigned Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions discussed in Item 15 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Long Branch, New Jersey on the 19th day of March, 1998.


                                         EA INDUSTRIES, INC.

                                         By: /s/ James Crofton
                                             ----------------------------------
                                             James Crofton, Treasurer and
                                             Vice President, Finance
                                             Chief Financial Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


Signature                           Title                              Date
---------                           -----                              ----

/s/ Frank G. Brandenberg            President, Chief Executive         March 19, 1998
------------------------------      Officer and Director
Frank G. Brandenberg                (Principal Executive
                                    Officer)


/s/ James Crofton                   Treasurer, Vice President          March 19, 1998
------------------------------      Finance and
James Crofton                       Chief Financial Officer
                                    (Principal Financial and
                                    Accounting Officer)


/s/ Edward A. Blechschmidt          Director                           March 19, 1998
------------------------------
Edward A. Blechschmidt


/s/ Kenneth W. Cannestra            Director, Chairman of the          March 19, 1998
------------------------------      Board
Kenneth W. Cannestra


/s/ Bryan I. Finkel                 Director                           March 19, 1998
------------------------------
Bryan I. Finkel


/s/ Ross Manire                     Director                           March 19, 1998
------------------------------
Ross Manire


/s/ Shrawan K. Singh                Director                           March 19, 1998
------------------------------
Shrawan K. Singh


/s/ Ronald Verdoorn                 Director                           March 19, 1998
------------------------------
Ronald Verdoorn

                                  EXHIBIT INDEX

 Exhibit No.                  Description                              Page No.
 -----------                  -----------                              --------

        2.1 Form of Pre-Incorporation Agreement in connection with the IAI Joint Venture was filed as Exhibit 2.1 to the Company's Current Report on Form 8-K (Date of Report: August 3, 1995) and is hereby incorporated herein by reference.

        2.2 Form of Joint Venture Agreement in connection with IAI Joint Venture was filed as Exhibit 2.2 to the Company's Current Report on Form 8-K (Date of Report: August 3, 1995) and is hereby incorporated herein by reference.

       *2.3 Agreement of Purchase and Sale dated as of December 23, 1997 by and among Service Assembly, Inc., the Company and the shareholders of Service Assembly.

        4.1 Specimen of Common Stock share certificate, was filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31,

        4.2 Form of Subscription Agreement and Form of 9% Convertible Subordinated Debenture issued in May and June 1996 in connection with the investment in Aydin Corporation was filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the Quarter ended March 30, 1996 and is hereby incorporated by reference.

        4.3 Form of Subscription Agreement and Form of 10% Series A Convertible Notes issued by the Company was filed as Exhibit
              10.39 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and is hereby incorporated by reference.

        4.4 Warrant dated January 6, 1997 to purchase 50,000 shares of Company's Common Stock issued to ACE Foundation, Inc. was filed as Exhibit 10.51 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and is hereby incorporated by reference.

        4.5 Form of Class A Warrant issued to each purchaser in connection with the private sale of the Company's securities in January 1994, was filed as Exhibit 10(X) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993, and is hereby incorporated by reference.

        4.6 Form of Class B Warrant issued to each purchaser in connection with the private sale of the Company's securities in January 1994, was filed as Exhibit 10(y) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993, and is hereby incorporated by reference.

        4.7 Agreement to Issue Warrants, dated January 28, 1994, between the Company and Norcross Securities, Inc. together with a Warrant issued by the Company and a form of a Warrant issuable under certain circumstances, comprising Exhibits to the Agreement to Issue Warrants, was filed as Exhibit 10(z) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993, and is hereby incorporated by reference.

        4.8 Form of Class C Warrant issued to each purchaser in connection with the private placement of the Company's securities which was commenced in June 1994, was filed as Exhibit 10.29 to the Company's Registration Statement on Form S-1, No. 33-81892, as amended, and is hereby incorporated by reference.

        4.9 Form of Placement Agent's Warrant Agreement entered into between the Company and Neidiger/Tucker/Bruner, Inc., together with a Form of Warrant issued by the Company comprising an Exhibit to the Placement Agent's Warrant Agreement, was filed as Exhibit 10.35 to the Company's Registration Statement on Form S-1, No. 33-81892, as amended, and is hereby incorporated by reference.

        4.10  Form of 6% Convertible Notes Issued in April 1997 was filed as
              Exhibit 4.5 to the Company's Form S-3A (File No. 333-21605) and is hereby incorporated by reference.

        4.11 Form of Amended GFL Note was filed as Attachment A to the Company's Preliminary Proxy Statement filed on February 17, 1998 and is hereby incorporated by reference.

        4.12 Form of Warrant issued in connection with Amended GFL Notes was filed as Attachment B to the Company's Preliminary Proxy Statement filed on February 17, 1998 and is hereby incorporated by reference.

        4.13 Form of Amended 10% Series A Note was filed as Attachment C to the Company's Preliminary Proxy Statement filed on February 17, 1998 and is hereby incorporated by reference.

        4.14 Form of Warrant issued in connection with Amended 10% Series A Notes was filed as Attachment D to the Company's Preliminary Proxy Statement filed on February 17, 1998 and is hereby incorporated by reference.

       *4.15 Form of Warrant issued in connection with Stand-by financing commitment.

        4.16  Form of 10% Series B Convertible Notes.

        5.0   Opinion of Mesirov Gelman Jaffe Cramer & Jamieson

        23.1 Consent of Arthur Andersen, LLP, Independent Public Accountants of EA Industries, Inc.

        23.2 Consent of Mesirov Gelman Jaffe Cramer & Jamieson is included in their opinion filed as Exhibit 5 hereto.

* Previously filed